Exhibit 99.1

Alpha Tau Successfully Treats First Recurrent Glioblastoma Patient Outside of the United States with Alpha DaRT® at Hadassah University Medical Center in Israel

- First glioblastoma patient ever treated with Alpha DaRT® outside of the United States, and the first in Israel - performed at Hadassah University Medical Center in Jerusalem, one of the world’s premier academic neurosurgical institutions -

- The procedure marks the first international clinical application of Alpha DaRT’s brain-specific proprietary delivery system -

- Glioblastoma is the most common and aggressive primary brain cancer, with approximately 160,000 new cases diagnosed globally each year; with recurrence occurring in virtually all patients, typically within 6-9 months, for which there is no established standard of care -

- The patient was treated under the ALL clinical protocol, Alpha Tau’s broad-access study at Hadassah University Medical Center open to patients with solid tumors in any location of the body amenable to Alpha DaRT source delivery -

Jerusalem, June 23, 2026 -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the successful treatment with Alpha DaRT of the first glioblastoma patient in Israel, and the first ever outside of the United States, performed at Hadassah University Medical Center in Jerusalem. The procedure was carried out by a multidisciplinary team led by Prof. Yigal Shoshan, Professor of Neurosurgery at Hadassah University Medical Center. Using the Company’s proprietary brain applicator under real-time stereotactic neuro-navigation, Alpha DaRT sources were precisely delivered to the recurrent tumor through a single, minimally-invasive burr hole entry point into the brain. The procedure was completed safely and without unexpected complications.

Glioblastoma (GBM) is the most common and most lethal primary brain tumor in adults, with approximately 160,000 new cases diagnosed globally each year. Following standard first-line treatment, typically consisting of a combination of surgery, radiation, and chemotherapy, recurrence is virtually inevitable, occurring in nearly all GBM patients within 6 to 9 months of initial treatment. It is at this stage that the disease becomes most unforgiving: median overall survival from the time of recurrence is only an additional 6 to 9 months, there is no standard of care, and the majority of patients are ineligible for repeat surgical resection - leaving them with severely limited therapeutic options. It is precisely this population, facing progression with nowhere left to turn, that Alpha DaRT aims to reach.

Uzi Sofer, CEO of Alpha Tau, stated: “Today’s announcement marks a significant milestone for Alpha Tau’s glioblastoma program: the first-ever treatment of a GBM patient outside of the United States, delivered at an institution as scientifically rigorous and globally respected as Hadassah. Israel is the birthplace of Alpha DaRT, and bringing this technology to Israeli brain tumor patients, patients who today have so few options, is a moment of deep pride and significance for our entire team.”

Prof. Yigal Shoshan, Professor of Neurosurgery at Hadassah University Medical Center, stated: “I am proud that this first Israeli case has advanced the field not just by a geography, but by a genuine technical step forward. My involvement in Alpha DaRT for brain tumors began in the laboratory, through our preclinical study, in which we demonstrated that stereotactic implantation of Alpha DaRT sources in the swine brain was both safe and technically feasible. That work laid the scientific and procedural groundwork for today’s clinical milestone. The procedure was completed successfully, without unexpected complications, and represents an important proof of concept for how the flexibility of Alpha DaRT’s delivery system can be adapted to the complexity of individual brain tumor anatomy. The patient - male 77 years old, with recurrent glioblastoma following surgery and radiation therapy - tolerated the procedure well.”

Dr. Robert Den, CMO of Alpha Tau, commented: “Treating a patient with glioblastoma who has no remaining standard of care - under a protocol designed precisely to reach that population - is exactly what this program is built for. The treatment of the first patient in Israel adds to the momentum of our multicenter US Recurrent GBM REGAIN trial, which is continuing to recruit patients swiftly following the fantastic interim results last month and the FDA clearance to proceed to full enrollment with the addition of two new leading U.S. academic centers. Together, these milestones are building a genuine clinical foundation for Alpha DaRT in one of oncology’s most challenging and underserved diseases. We look forward with genuine anticipation to learning from Prof. Shoshan and his team as this work progresses, and above all, we look forward to following this patient’s progress.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company focused on the research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to primarily affect the tumor and to spare healthy tissue surrounding it. For intracranial use, Alpha DaRT sources are delivered via a specialized stereotactic delivery system that interfaces with standard real-time neuronavigation platforms, enabling precise, image-guided source placement through minimally invasive burr-hole access without requiring open craniotomy.

About the ALL Protocol

The ALL protocol is a broad-access clinical trial conducted at Hadassah University Medical Center in Jerusalem, Israel. The protocol is open to patients with a wide range of solid tumor types to which Alpha DaRT sources can be delivered, who do not qualify for participation in other existing Alpha Tau clinical trials or who have no remaining standard treatment alternatives according to the treating physician. To date, patients have been treated under the ALL protocol across multiple indications, including pancreatic cancer, recurrent glioblastoma, rectal cancer, liver cancer, oral cavity cancer, and skin cancer.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to clinical trials, the ALL clinical protocol and the safety, feasibility, and efficacy of Alpha DaRT for the treatment of glioblastoma, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com